December 28, 2010

Mr. Jim B. Rosenberg
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:           UTG, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and
September 30, 2010
File Number: 000-16867

Dear Mr. Rosenberg:

We have the following responses to your letter dated November 30, 2010 on our Form 10-K filing for the year ended December 31, 2009 and our Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010.

Form 10-K for the fiscal year ended December 31, 2009

Item 1.  Business

Reinsurance

1.
We note that you cede a significant portion of your insurance pursuant to reinsurance agreements with Optimum and SWISS RE.  Please revise your disclosure to describe the terms of both agreements with Optimum and your agreement with SWISS RE and file each as an exhibit.  Alternatively, provide an analysis supporting your determination that you are not dependent on each of the agreements.

Response:  We are revising our disclosure of reinsurance to provide additional disclosure of the terms of the treaties with Optimum RE and Swiss RE.  Below is the revised text for the referenced section.

Currently, UG is utilizing reinsurance agreements with Optimum Re Insurance Company, (Optimum) and Swiss Re Life and Health America Incorporated (SWISS RE).  Optimum and SWISS RE currently hold an “A-” (Excellent) and "A" (Excellent) rating, respectively, from A.M. Best, an industry rating company.  The reinsurance agreements were effective December 1, 1993, and covered most new business of UG.  Under the terms of the agreements, UG cedes risk amounts above its retention limit of $100,000 with a minimum cession of $25,000.  Ceded amounts are shared equally between the two reinsurers on a yearly renewable term (YRT) basis, a common industry method.  The treaty is self-administered; meaning the Company records the reinsurance results and reports them to the reinsurers.

Additionally, please note Exhibit #10.12 Amendment to Reinsurance Agreement Dated December 1, 1993 between Universal Guaranty Life Insurance Company and Optimum Re Insurance Company originally with Business Men’s Assurance Company of America and Exhibit #10.13 Reinsurance Agreement between Universal Guaranty Life Insurance Company and Swiss RE originally with Life Reassurance Corporation of America are filed as part of the 10K amendment filing.

2.
UG’s agreement with PALIC and AC’s agreement with Canada Life appear to be material to their business.  Accordingly, please revise your disclosure to expand your description of the terms of each agreement and file each agreement as an exhibit.  Alternatively, provide an analysis supporting your determination that you are not dependent on each of the agreements.

Response:  We are revising our disclosure of reinsurance to provide additional disclosure of the terms of the treaty with PALIC. The treaty with Canada Life is a financial reinsurance arrangement.  The outstanding balance due and to be earned in future periods has been established as a liability in the Company’s financial statements and is released as the remaining amount due is earned by Canada Life.  Effects of this treaty on the financial position and results of operations are immaterial.  Below is the revised text for the referenced section.

UG entered into a coinsurance agreement with Park Avenue Life Insurance Company (PALIC) effective September 30, 1996.  Under the terms of the agreement, UG ceded to PALIC substantially all of its then in-force paid-up life insurance policies.  Paid-up life insurance generally refers to non-premium paying life insurance policies.  Under the terms of the agreement, UG sold 100% of the future results of this block of business to PALIC through a coinsurance agreement.  UG continues to administer the business for PALIC and receives a servicing fee through a commission allowance based on the remaining in-force policies each month.  PALIC has the right to assumption reinsure the business, at its option, and transfer the administration.  The Company is not aware of any such plans.  PALIC and its ultimate parent, The Guardian Life Insurance Company of America (Guardian), currently hold an “A” (Excellent) and "A++" (Superior) rating, respectively, from A.M. Best.  The PALIC agreement accounts for approximately 65% of UG’s reinsurance reserve credit, as of December 31, 2009.

Additionally, please note Exhibit #10.14 Assumption Reinsurance Agreement between Universal Guaranty Life Insurance Company and Park Avenue Life Insurance Company formerly known as First International Life Insurance Company is filed as part of the 10K amendment filing.

Investments

3.
Please refer to your disclosure on mortgage loan reserves.  Revise your disclosure to explain why management believes the reserve for delinquent loans is adequate at December 31, 2009 considering the reserve decreased by $7,000 but the amount of delinquent loans has increased from $545,059 at December 31, 2008 to $26,959,592.

Response:  We are revising our disclosure with an explanation of why management believes the reserve for delinquent loans is adequate at December 31, 2009.  Below is the added text for the referenced section.  The revised text is included in our Form 10-K/A filing.

A mortgage loan reserve is established and adjusted based on management's quarterly analysis of the portfolio and any deterioration in value of the underlying property which would reduce the net realizable value of the property below its current carrying value.  The mortgage loan reserve was $12,730 and $19,730 at December 31, 2009 and 2008 respectively. The large increase in loans is due to the purchase of discounted commercial mortgage loans during the fourth quarter of 2009.  As of December 31, 2009, the Company had acquired $118,368,661 of discounted mortgage loans at a total cost of $35,224,022, representing an average purchase price to outstanding loan of 29.8%.  Management has extensive background and experience in the analysis and valuation of commercial real estate and believes there are significant opportunities currently available in this arena.  Experienced personnel of FSNB have also been utilized in the analysis phase.  The discounted loans are available through the FDIC sale of assets of closed banks and from banks wanting to reduce their loan portfolios.  The loans are available on a loan by loan bid process.  Prior to placing a bid, each loan is reviewed to determine interest level utilizing such information as type of collateral, location of collateral, interest rate, current loan status and available cash flows or other sources of repayment.  Once it is determined interest in the loan remains, the collateral is physically inspected.  Following physical inspection, if interest still remains, a bid price is determined and a bid is submitted.

At the time of purchase in December 2009, we acquired these loans at below fair value, therefore no reserve for delinquent loans is deemed necessary.  The loan portfolio since purchase is performing very well with a majority of the loans currently paying.  Those not currently paying are being vigorously worked by management.  The discounted commercial mortgage loans were purchased at an average price of 29.8% of face value and management has determined that this deep discount provides a financial cushion or built in allowance for any of the loans that are not currently performing within the portfolio of loans purchased.  The Company is currently projecting a very positive return from on-going mortgage loan payments from the specific mortgage loans purchased at a deep discount.  Therefore, the current mortgage loan reserve of $12,730 is adequate at December 31, 2009.

Item 8.  Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

4.
The report of Brown Smith Wallace, LLC states that “We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), as opposed to “the standards” of the PCAOB.  Based on the language used in the report, it is unclear whether the audits were conducted in accordance with the related professional practice standards of the PCAOB and why a reference to generally accepted auditing standards is appropriate.  Also, as required by paragraph 3 of Auditing Standard No. 1 and Rule 2-02(a) of Regulation S-X the report should indicate the city and state where issued.  Please have your independent accounting firm revise their report to comply with PCAOB Auditing Standard No. 1.

Response:  Enclosed with the amended filing of Form 10K is the revised Auditor’s Report of Brown Smith Wallace LLC our independent auditing firm along with their consent for the amended filing.

Consolidated Statements of Operations, page 38

5.
Please revise to present on the face of the financial statements the total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income as required by ASC 320-10-45-8A.  Please see ASC 320-10-55-21A for an example of this disclosure.  This comment also applies to your fiscal year 2010 Forms 10-Q.

Response:  We are revising our Consolidated Statements of Operations to include the total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income on the face of the Statement as required by ASC 320-10-45-8A.  The revised presentation is included in our Form 10-K/A filing and Forms 10-Q/A filings.

Notes to Consolidated Financial Statements, page 41

Note 4B. Investment Securities

6.
Your tabular disclosure of the fair value of investments with sustained gross unrealized losses at December 31, 2009 shows equity securities with unrealized losses.  Based on your disclosure it appears that you have five equity securities with unrealized losses of $1,022,000 and you disclose the unrealized losses of equity investments were primarily caused by normal market fluctuations in publicly traded securities.  Please expand your disclosure to discuss the period of time these securities had unrealized losses and the evidence used by management to support why there was no other-than-temporary impairment for these equity securities.  We believe that there is a strong indication of other-than-temporary impairment of investments in common stocks if cost basis exceeds fair value for a period of six to nine months, or even sooner depending on other specific indicators, absent evidence at the date of filing that a recovery will occur.  This comment also applies to your fiscal 2010 Forms 10-Q.

Response:  We are expanding our disclosure of the fair value of investments with sustained gross unrealized losses.  Below is the added text for the referenced section.  The expanded disclosure is included in our Form 10-K/A filing and Forms 10-Q/A filings.

The unrealized losses of fixed maturity investments were primarily due to financial market participants perception of increased risks associated with the current market environment, resulting in higher interest rates.  The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.  The unrealized losses of equity investments were primarily caused by normal market fluctuations in publicly traded securities.

The publicly traded securities have had sustained unrealized losses ranging in time from just under twelve months to approximately fifteen months.  Publicly traded securities can remain undervalued for extended periods of time caused by market participant’s short-term perceptions.  At those times, market price can significantly differ from underlying business fundamentals.  Management takes into consideration such things as earnings performance, financial strength, business prospects, cash flows and other such items in evaluating equity investments on an individual basis.  Based on our extensive review of each individual security, management expects to achieve a positive return on the securities as the market assigns a valuation more in line with company fundamentals over time.  Taking these items into consideration, along with being long-term investors with the ability and intent to hold such securities; management does not consider these investments to be other-than-temporarily impaired.

Note 7. Reinsurance

7.
According to your statements of operations, total commissions and amortization of deferred policy acquisition costs for 2008 and for each quarterly period in fiscal 2010 are a negative number.  Please disclose the nature of the transactions that you record to this line item that causes a reduction in the expense.  To the extent that these transactions represent ceding commissions received, tell us how your accounting complies with ASC 944-30-35-64.  Further, please tell us what you mean by the explanation in your MD&A about the change in this line item due to “the offset from a reinsurance agreement in AC caused by lower profits on the block of business due to bond sales” and how it relates to the change in the line item.

Response:  Commissions and amortization of deferred policy acquisition costs increased $1,708,239 from 2008 to 2009 mostly as a result of lower commissions offset from a reinsurance agreement in AC caused by lower profits on the block of business due to bond sales.  The AC agreement is a financial reinsurance agreement.  The earnings on the block of business covered by this agreement are utilized to re-pay the original borrowed amount.  The commission allowance reported each period from this agreement represents the net earnings on the identified policies covered by the agreement in each reporting period.  While the agreement may result in variances in this line item, this arrangement has no impact on net income.  A liability for the original ceding commission established at the origination of the agreement and is amortized through this line item as earnings on the block of business are realized.  Going forward, this line item is expected to be more in line with prior history.  Most of the Company’s agent agreements contained vesting provisions, which provide for continued compensation payments to agents upon their termination subject to certain minimums and often limited to a specific period of time.  Another factor is attributable to normal amortization of the deferred policy acquisition costs asset.  The Company reviews the recoverability of the asset based on current trends and known events compared to the assumptions used in the establishment of the original asset.  No impairments were recorded in the periods reported.

Item 9A.  Controls and Procedures, page 66

8.
You disclose that your “disclosure controls and procedures were effective as of the end of the period covered by this annual report except for the following”.  This type of qualification is inappropriate under Item 307 of Regulation S-K.  Please revise your disclosure to state whether your principal executive and principal financial officer concluded that your disclosure controls and procedures were effective or not effective as of the end of the period covered by the report.

Response:  We have revised our disclosure to state whether our principal executive and principal financial officer concluded that our disclosure controls and procedures were effective or not effective as of the end of the period covered by the report.  Below is the revised text for the referenced section.  The revised disclosure is included in our Form 10-K/A filing.

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in reports that it files or submits under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In addition, the disclosure controls and procedures ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive officer and principal financial officer, allowing timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

Management identified two deficiencies that were considered significant deficiencies related to the controls over financial reporting. One deficiency was related to the procedures for identifying and appropriately reporting recently released accounting pronouncements.  FASB ASC 810, Consolidation, was not properly and timely implemented as required by the accounting pronouncement issued by the FASB.  ASC 810 was identified and properly included in this current 10-K filing after outside independent review.  The second deficiency was related to tax provisions in which errors were identified in certain classifications by outside independent review.  None of the deficiencies identified through management’s review process were deemed to be material weaknesses and did not impact the Company’s yearend audited financial statements.

Management recognizes the weaknesses and is currently implementing new procedures to strengthen these controls over financial reporting.  One such control is the use of an outside service that provides notifications regarding new accounting pronouncements and other research materials.  Each new accounting pronouncement is reviewed and studied to determine applicability to the Company’s financial statements and implemented as appropriate.  This new procedure will greatly strengthen controls over financial reporting.

9.
Further you disclose that “weaknesses related to the controls over financial reporting were identified by Management, particularly relating to recently released accounting pronouncements”.  Please expand your disclosure to discuss each weakness related to controls over financial reporting.  Discuss whether these weaknesses are material or not and how these weaknesses impacted management’s assessment of the effectiveness of your internal control over financial reporting and disclosure controls and procedures.

Response:  We have expanded our disclosure to discuss each deficiency related to controls over financial reporting.  Below is the revised text for the referenced section.  The expanded disclosure is included in our Form 10-K/A filing.

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in reports that it files or submits under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In addition, the disclosure controls and procedures ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive officer and principal financial officer, allowing timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

Management identified two deficiencies that were considered significant deficiencies related to the controls over financial reporting. One deficiency was related to the procedures for identifying and appropriately reporting recently released accounting pronouncements.  FASB ASC 810, Consolidation, was not properly and timely implemented as required by the accounting pronouncement issued by the FASB.  ASC 810 was identified and properly included in this current 10-K filing after outside independent review.  The second deficiency was related to tax provisions in which errors were identified in certain classifications by outside independent review.  None of the deficiencies identified through management’s review process were deemed to be material weaknesses and did not impact the Company’s yearend audited financial statements.

Management recognizes the weaknesses and is currently implementing new procedures to strengthen these controls over financial reporting.  One such control is the use of an outside service that provides notifications regarding new accounting pronouncements and other research materials.  Each new accounting pronouncement is reviewed and studied to determine applicability to the Company’s financial statements and implemented as appropriate.  This new procedure will greatly strengthen controls over financial reporting.

Item 11.  Executive Compensation

Summary Compensation Table

10.
To the extent that any of your executive officers made use of the aircrafts available under your leases with Bandyco, LLC for personal travel, please include such amounts in “All Other Compensation” and disclosure the value or costs associated with such use by footnote.  Alternatively, please confirm that the aircrafts were not used by your executive officers for personal travel.

Response:  The aircrafts made available under our leases with Bandyco, LLC were not used by executive officers for personal travel during any reporting periods.

Item 13.  Certain Relationships and Related Transactions and Director Independence

11.	Please expand your disclosure to identify the directors that have been determined to be independent and the standards used to determine independence.

Response:  The Board of Directors determined that eight of the eleven current directors are “independent” as defined by Rule 5605 of the NASDAQ listing standards.  The non-independent directors are Jesse T. Correll, Ward F. Correll and James P. Rousey.

12.
Please file copies of the lease agreements with Bandyco, LLC.  Additionally, please disclose how the aircrafts were used and provide the costs to the registrant attributable to personal and non-personal use of the aircrafts.

Response:  Please note Exhibit #10.15 Aircraft Lease Agreement is filed as part of the 10K amendment filing.

The aircraft is used for business related travel by various officers and employees of the company.  For year 2009 UTG paid $203,857 for costs associated with the aircraft.

13.
We note your disclosure in Item 1. Business, Investments, that during the fourth quarter of 2009 you began purchasing discounted commercial mortgage loans.  Please advise us as to whether you purchased any mortgages from any affiliated banking companies that had been previously originated by the affiliated entities.  If so, please provide all material information regarding these transactions.

Response:  The Company did not purchase any discounted commercial mortgage loans from an affiliated banking company that was previously originated by an affiliated entity.

14.
We note your disclosure that you acquire mortgage loans through participation agreements with FSNB and that you pay FSNB a servicing and origination fee.  We note further your statement in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Financial Condition, (a) Assets that “FSNB has been able to provide the Company with additional expertise and experience in underwriting commercial and residential mortgage loans.”  Please revise to expand your disclosure of the material terms of the participation agreements and to further describes the process by which loans are originated, underwritten, transferred and serviced by you and FSNB.  Your disclosure should include, among other things, the relative obligations of each party and the apportionment of risks and returns between you and FSNB.  Further, if the mortgages are originated by FSNB pursuant to a participation agreement, please describe how the mortgages are sold or transferred to you, how particular mortgages are selected to be subject to the participation agreements and transferred to you and the associated terms of the participation agreement.  If applicable, please file a copy of your master participation agreement or a form of participation agreement, or, in the alternative, provide us with your analysis that such an agreement is not required to be filed.

Response: We have expanded our disclosure of the terms and processes of participated loans with FSNB.  Further, we are filing the agreements as exhibits.  Below is the revised text for the referenced section.  The expanded disclosure is included in our Form 10-K/A filing.

Exhibit #10.16 General Agreement Regarding Mortgage Loans by and between First Southern National Bank and Universal Guaranty Life Insurance Company and Exhibit #10.17 Loan Participation Agreement are filed as part of the 10K amendment filing.

UG from time to time acquires mortgage loans through participation agreements with FSNB.  FSNB has been able to provide the Company with additional expertise and experience in underwriting commercial and residential mortgage loans, which provide more attractive yields than the traditional bond market.  UG is able to receive participations from FSNB for three primary reasons: 1) FSNB has already reached its maximum lending limit to a single borrower, but the borrower is still considered a suitable risk; 2) the interest rate on a particular loan may be fixed for a long period that is more suitable for UG given its asset-liability structure; and 3) FSNB’s loan growth might at times outpace its deposit growth, resulting in FSNB participating such excess loan growth rather than turning customers away.  For originated loans, UG management is responsible for the final approval of such loans after evaluation.  Once the loan is approved, UG directly funds the loan to the borrower.  UG bears all risk of loss associated with the terms of the mortgage with the borrower.

FSNB services UG's mortgage loans including those covered by the participation agreements.  UG pays a .25% servicing fee on these loans and a onetime fee at loan origination of .50% of the original loan amount to cover costs incurred by FSNB relating to the processing and establishment of the loan.  UG paid $74,153 and $93,572 in servicing fees and $384,931 and $19,283 in origination fees to FSNB during 2009 and 2008, respectively.

During the fourth quarter of 2009, the Company began purchasing discounted commercial mortgage loans.  As of December 31, 2009, the Company had acquired $118,368,661 of mortgage loans at a total cost of $35,224,022, representing an average purchase price to outstanding loan of 29.8%.  Management has extensive background and experience in the analysis and valuation of commercial real estate and believes there are significant opportunities currently available in this arena.  Experienced personnel of FSNB have also been utilized in the analysis phase.  The discounted loans are available through the FDIC sale of assets of closed banks and from banks wanting to reduce their loan portfolios.  The loans are available on a loan by loan bid process.  Prior to placing a bid, each loan is reviewed to determine interest level utilizing such information as type of collateral, location of collateral, interest rate, current loan status and available cash flows or other sources of repayment.  Once it is determined interest in the loan remains, the collateral is physically inspected.  Following physical inspection, if interest still remains, a bid price is determined and a bid is submitted.

Signatures

15.
We note that the filing has not been signed on behalf of the registrant nor have the principal financial officer and principal accounting officer or controller of the registrant been identified among the signatories.  If such persons have signed the filing in these capacities please so advise us and confirm that all required signatories will properly execute future filings on Form 10-K and that you will identify which persons have signed in the required capacities, i.e., principal executive officer, principal financial officer, principal accounting officer or controller and director.  If all such persons have not signed the Form 10-K, please amend the Form 10-K to include all required signatures.  See Instruction D.2(a) of Form 10-K for further information.

Response:  The signature page has been revised.

Exhibits 32.1 and 32.2

16.
These certifications refer to the wrong annual report on Form 10-K.  Please file an amendment to the Form 10-K for the fiscal year ended December 31, 2009 that includes the entire periodic report and new, corrected certifications.

Response:  Both Exhibit 32.1 and 32.2 have been revised to show the correct date.

Forms 10-Q for March 31, 2010, June 30. 2010 and September 30, 2010

Item 4 - Controls and Procedures

17.
You disclose that you performed an evaluation of the Company’s disclosure controls and procedures within 90 days prior to the filing of this quarterly report.  Please revise your fiscal 2010 Forms 10-Q to indicate whether your disclosure controls and procedures were effective as of the end of the period covered by the specific report as required by Item 307 of Regulation S-K.

Response:  We have revised our disclosure to indicate our disclosure controls and procedures were effective as of the end of the periods.  Below is the added text for the referenced section.  The revised disclosure is included in our Forms 10-Q/A filings.

As of the end of the period covered by this Form 10-Q, an evaluation was performed under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures.  Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective in alerting them on a timely basis to material information relating to the Company required to be included in the Company’s periodic reports filed or submitted under the Securities Exchange Act of 1934, as amended. There have been no significant changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting during this most recent quarter or subsequent to the date of the evaluation.

18.
Further, you disclose that “there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation”.  Please revise your disclosure to state if there has been any change in “internal control over financial reporting” that occurred during your last fiscal quarter that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting.  Please refer to Item 308(c) of Regulation S-K.

Response:  We have revised our disclosure to state if there has been any change in internal control over financial reporting that occurred during the last fiscal quarter.  Below is the added text for the referenced section.  The revised disclosure is included in our Forms 10-Q/A filings.

As of the end of the period covered by this Form 10-Q, an evaluation was performed under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures.  Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective in alerting them on a timely basis to material information relating to the Company required to be included in the Company’s periodic reports filed or submitted under the Securities Exchange Act of 1934, as amended. There have been no significant changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting during this most recent quarter or subsequent to the date of the evaluation.

Exhibits 32.1 and 32.2

19.	These certifications refer to the wrong periodic report. Please file an amendment to each fiscal 2010 Form 10-Q that includes the entire periodic report and new, corrected certifications.

Response:  Both Exhibit 32.1 and 32.2 have been revised to show the correct date.

Company management hereby acknowledges the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions regarding the above.  I can be reached via telephone at 217-241-6363 or via e-mail at ted.miller@utgins.com.

Sincerely,

/s/ /Theodore C. Miller

Theodore C. Miller
Sr. Vice President